December 16, 2020

VIA E-MAIL

Joshua D. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Re:    Aspiriant Risk-Managed Capital Appreciation Fund
       File Nos. 333-250130, 811-23619

Dear Mr. Deringer:

        On November 16, 2020, you filed an initial registration statement on Form N-2 on behalf
of Aspiriant Risk-Managed Capital Appreciation Fund (the    Fund   ). Our
comments are set forth
below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.      We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to transactions with certain affiliates.

3. We note your filing contemplates a formation transaction with a predecessor Account.
Please explain to us the timing, material terms, and mechanics of your formation transaction and how it will be consummated in compliance with the federal securities laws.

Cover Page

4. Disclose the date for the Commencement of Operations. We may have further comment.
 Joshua D. Deringer, Esq.
December 16, 2020
Page 2


5.     If accurate, please revise the first bullet under    Shares are an
illiquid investment    to
begin    Our Shares are subject to transfer restrictions and       Later in
your document please
disclose any transfer restrictions associated with the Shares.

Prospectus

Investment Objective and Strategies (page 4)

6.      Your disclosure indicates that the Fund   s secondary investment
objective is to achieve
returns with    moderate correlation to equity and fixed income markets.
Here and in greater
detail elsewhere, please explain what this means and how the Fund   s
investment strategy is
designed to achieve it.

Performance (page 4)

7.      Explain supplementally why the Predecessor Fund   s performance will
not be adjusted to
reflect projected Acquired Fund Fees and Expenses.

Investment Strategies (page 8)

8.      Explain your investment thesis clearly and concisely. For example, discuss the
methodology that the Investment Manager will use in selecting, allocating and monitoring the
Fund   s investments in the various Investment Funds and their respective strategies. If material,
please ensure your disclosure includes a discussion of the types of initial and on-going diligence the Investment Manager performs on the underlying funds and managers and the procedures it uses to monitor overall portfolio risk.

9. The third paragraph in this section is particularly dense. Consider using bullet points to distinguish the different types of Investment Funds in which the Fund may invest.

Principal Risk Factors (page 8)

10. On page 9, two separate risk factors contain duplicative captions of Limited Liquidity;
In-Kind Distribution.    Consider revising these risk factors to better
characterize each of the risks
addressed.

Borrowing; Use of Leverage (page 9)

11.    Explain what the phrase    to trade notional equity in excess of the
equity actually
available in their accounts    means in plain English.
 Joshua D. Deringer, Esq.
December 16, 2020
Page 3


Derivative Instruments (page 9)

12.    Tailor the disclosure related to the Fund   s derivatives to how the
Fund expects to be
managed and address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.
See Letter to ICI from Barry Miller regarding Derivatives-Related Disclosures by Investment
Companies dated July 30, 2010.

Investment Strategy-Specific Investment-Related Risks (page 13)

13.    The disclosure changes the meanings of defined terms. In particular, the terms
   Investment Manager    and    Fund    have been changed to refer to
underlying managers and
funds. This makes the subsequent disclosures confusing. Please clarify the disclosures by using defined terms consistently.

Limits of Risk Disclosure (page 18)

14. Delete the first sentence of this section. Discuss all of the principal risks to the fund in the Risk Factor section.

Global Real Estate Opportunities, L.P. Performance (page 19)

15. Please provide the following information supplementally in correspondence:

           Describe the background of the predecessor Account, including information about when and why the predecessor Account was created.
           State whether the adviser for the Fund was the adviser for the predecessor Account for the entire performance period shown. Also, state whether the adviser managed any other Accounts that were materially equivalent to the Fund and whether these other
           Accounts are being converted to registered companies, and if not, why not? Explain why the predecessor Account was chosen to be registered and if any other materially equivalent Account had lower performance as compared with the predecessor
           Account.
           State whether the predecessor Account transferred substantially all of its portfolio securities or whether the predecessor Account transferred only a portion of its assets to the newly registered fund. Also state whether a portion of the predecessor fund was redeemed prior to the conversion and, if so, where were the proceeds of those redemptions directed.
           State whether the adviser believes that the predecessor Account could have complied with Subchapter M of the Internal Revenue Code. If a predecessor Account cannot represent that it could have complied with Subchapter M, we may determine that the
           fund cannot present the predecessor   s performance.
           Describe supplementally whether the predecessor Account made any investment strategy changes to the Account within a one year period prior to the date the
 Joshua D. Deringer, Esq.
December 16, 2020
Page 4


           registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the predecessor Account within a one year period prior to the date the registration statement was filed. If any investors in the predecessor Account redeemed out of the predecessor Account within a one year of this date, please describe whether such investors were able to invest in an Account with substantially similar investment strategies to that of the predecessor Account.

16. Represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers
Act.

17. Clarify that the performance is of the Predecessor Fund, rather than a similarly managed account.

18. We note your intention to present quarterly performance net of fees for the ten year period starting in 2009 and that the Predecessor Fund assumed the performance of an Affiliated
Party which commenced operations in 2007. Please advise why your presentation starts in 2009
instead of    since inception    and confirm that the exclusion of quarterly
return information for
2007 and 2008 does not present an inaccurate view of historical returns or return volatility.

Investment Management Fee (page 20)

19. Explain supplementally your basis for excluding fees and expenses of the Fund for a
particular quarter when calculating    NAV    for purposes of the Investment
Management Fee.
Consider whether using the term    NAV    is not misleading in this
circumstance. To the extent
that excluding certain fees and expenses may increase the advisory fee, that fact should be stated clearly and your disclosure should explain how the advisory agreement defines excludable fees and expenses. In addition, please tell us the policies and procedures in place to determine the appropriateness of excluding certain items and managing such conflicts.

Conflicts of Interest (page 23)

20.     Delete or revise appropriately the phrase    and to have waived any
claim with respect to
any liability arising from the existence of any such conflict of interest.    A
provision purporting
to waive compliance with the Securities Act of 1933 is void. See Section 14 of the Securities
Act.

Credit Facility (page 25)

21.    We note your disclosure that the Fund    may enter into one or more
credit agreements.
With a view to disclosure, please advise us of the size, timing and purpose of any intended near-
 Joshua D. Deringer, Esq.
December 16, 2020
Page 5


term borrowings. Please consider the need for updated disclosure, including the presentation of interest expense in your fee table.

Statement of Additional Information

Fundamental Policies (page 3)

22.    Disclose the Fund   s fundamental policy with regard to purchasing
commodities. See
Item 17 of Form N-2.

23.     Confirm that the statement    the Fund will invest over 25% of its
total assets in the
securities of companies in the real estate industry    in the Fund   s
concentration policy is accurate.

Independent Trustees (page 11)

24. The occupation column in the table relating to certain trustees does not appear to include all information covering the past 5 years. Please either revise the table to include all occupational information for the past 5 years or explain to us why such information is not necessary (e.g., retirement).

Committees of the Board of Trustees (page 14)

25.    Please disclose the members of each committee listed on page 14.

Part C: Other Information

Item 15. Financial Statements and Exhibits

26.    Please file the finalized exhibits once they are available.

Item 30. Indemnification

27. Please provide the disclosures regarding the undertaking required by Rule 484(c). See
Instruction to Item 30 of Form N-2.

Signatures

28. Please add signature lines for the required officers and at least a majority of the Funds trustees. See Section 6 of the Securities Act.


                                              *   *   *

       Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the
 Joshua D. Deringer, Esq.
December 16, 2020
Page 6


letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or Mindy Rotter at (212) 336-1096 with respect to any accounting comments.



Sincerely,

                                                                    /s/ Raymond
A. Be

                                                                       Raymond
A. Be

Attorney-Adviser


cc: Jay Williamson, Securities and Exchange Commission